Exhibit 99.2

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City Time) on November 26, 2025 for action to be taken.

2025 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ATA Creativity Global (the “Company”)

ADS CUSIP No.:	00211V106
ADS Record Date:	October 20, 2025
Meeting Specifics:	Annual General Meeting of Shareholders (the “Meeting”) to be held virtually on December 3, 2025 at 2 p.m., Beijing time, via live webcast and teleconference, access to which will be sent to holder of common shares of the Company
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of January 28, 2008
Deposited Securities:	Common shares, par value U.S. $0.01 per share, of the Company
Custodian:	Citibank Hong Kong

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement that, under the Articles of Association of the Company, as in effect on the date hereof, a poll may be demanded by (i) the Chairman of the Annual General Meeting; (ii) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; (iii) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the rights to vote at the meeting; (iv) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and holding the Deposited Securities conferring a right to vote at the meeting being Deposited Securities on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Deposited Securities conferring that right; or (v) if required by the NASDAQ Stock Market, by any director or directors of the Company who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at the meeting. Also, the Depositary will not join in demanding a poll, whether or not requested by a Holder of ADSs.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, (i) in the event voting takes place by a show of hands, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders; or (ii) in the event of voting by poll, (a) the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders, or (b) if the Depositary fails to receive voting instructions by the voting deadline, such Holder shall be deemed, or the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of Holders may be adversely impacted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of such items. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a meeting of shareholders.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Agenda:

1.	Re-election of Hope Ni and Alec Tsui to serve as class C directors of the Company.

2.	Re-appointment of Audit Alliance LLP as the Company’s independent auditor for the fiscal year ending December 31, 2025 and authorization to the board of directors of the Company and its audit committee to determine the remuneration of Audit Alliance LLP.

Issues	ATA Creativity Global

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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